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 CRL     CORRECT: TANBORIL CIGAR SETTLES DISPUTE WITH HUBBARD IMPORTS
         July 17  1998  17:12

(The following is a reformatted version of a press release issued by Tamboril Cigar Co.)

TAMBORIL CIGAR COMPANY ANNOUNCES SETTLEMENT OF DISPUTE WITH
HUBBARD IMPORTS; FAVORABLE JURY VERDICT IN CARLIN EQUITIES
LITIGATION

    Miami, FL - TAMBORIL CIGAR COMPANY (NASD OTC Bulletin Board Symbol SMKE) today announced that it has previously entered into a settlement agreement with Hubbard Imports, which was formerly a distributor of Tamboril's cigars. Pursuant to the settlement agreement, the parties agreed that the Distribution Agreement and the Cigar Production Agreement between the parties are terminated. Hubbard agreed to pay Tamboril the sum of $373,920 in respect of prior invoices. Payment of $225,721 has been paid, with the remainder due on or before December 15, 1998. Hubbard agreed not to contest Tamboril's previous cancellation of certain common stock purchase warrants that had been issued to Hubbard, and the parties exchanged mutual releases.
    Tamboril also announced that it had received a favorable

                               [LETTERHEAD HERE]
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jury verdict in the case of Carlin Equities Corporation v. Tamboril Cigar
Company. In the case, which was tried in the United States District Court for the Southern District of New York, Carlin instituted legal action in July 1997 alleging that it was entitled to approximately $1,680,000 plus certain common stock purchase warrants in respect of fees under an agreement in which Carlin was to serve as placement agent for Tamboril in connection with a proposed private placement financing. Carlin did not raise any capital for Tamboril, and the Company sought financing elsewhere. The jury found that Tamboril did not owe Carlin any commission on the financing it did obtain. Furthermore, the jury found that Carlin breached the agreement by failing to perform its obligations to Tamboril. Even though the jury found for Tamboril on its counterclaim that Carlin breached the agreement, no damages were awarded to Tamboril. Paul R. Levenson of Kaplan Gottbetter & Levenson, LLP, lead trial counsel for Tamboril, stated: "We were very pleased to have successfully defended this suit. We had great confidence all along in the propriety of the Company's actions and feel that the jury's verdict bears this out."

        The Tamboril Cigar Company manufactures and distributes premium, hand-rolled cigars under the Tamboril, Cordova and FORE! brand names. Its manufacturing facilities are located in the

                               [LETTERHEAD HERE]